Exhibit 99.1
Starfield Resources Summarizes 2011 Exploration Results At Ferguson Lake

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S./

TORONTO, Nov. 10, 2011 /CNW/ - Starfield Resources Inc. (TSX: SRU) ("Starfield", "the Company") today announced details of its 2011 exploration drill program at the Company's Ferguson Lake project in Nunavut.

The 2011 program, which began in July and was completed during the first week of September, had the following three objectives:

1)	Further evaluate and better define the strong massive sulphide mineralization within the West zone.
2)	Evaluate a strong gossan possessing anomalous copper in rock chip geochemical samples that is related to a strong airborne conductivity anomaly located southwest of the 119 Zone Extension.
3)	Attempt to extend strong, but deep (greater than 1,000 meters) massive sulphide mineralization in the 119 Zone Extension southwestward from hole FL04-174.

During the 2011 program, three holes totaling 1,866 meters (6,122 feet) were completed.

Drill hole FL11-430, which was drilled 30 meters east of FL06-251, was designed to further evaluate and better define massive sulphide mineralization in the western part of the West Zone. This hole, which was drilled southward at -64 degrees to a final depth of 215 meters (705 feet), intersected three closely spaced massive sulphide lenses. The assay summary for this hole appears in the table on the following page.

Drill hole FL11-431, which is located southwest of the 119 Zone Extension, was drilled to evaluate a strong ENE trending, steeply north dipping gossanous zone, possessing weak base metal values in surface rock chip samples, that is situated within a broad airborne conductivity anomaly. This hole, which was drilled southward at -57 degrees to a final depth of 422 meters (1,384 feet), intersected a broad zone of disseminated pyrite and pyrrhotite and a bleached, silicified zone containing spotty pyrite and chalcopyrite at 387.9 meters. This 3.91meter wide zone contained copper values up to 631ppm.

Drill hole FL11-432, which is located on the 119 Zone Extension approximately 350 meters southwest of hole FL04-174, was drilled in an attempt to extend the deep massive sulphide mineralization southwestward. This hole, which was drilled southeastward at a -64 degree inclination to a final depth of 1,229 meters (4,032 feet), intersected five lenses of sub-massive to massive sulphide mineralization between the depths of 1096.49 meters (3,597.4 feet) and 1,126.09 meters (3,694.5 feet). Of these, four are considered significant and their assays are reported in the table below.

Ray Irwin, Vice President of Exploration, said: "We are very excited with the results of our 2011 summer drilling program, which confirmed and better defined the massive sulphide mineralization in a portion of the West Zone, and extended the deep massive sulphide mineralization comprising the 119 Zone Extension southwestward by 350 meters."

A more detailed summary of the significant assay results for the 2011 Ferguson Lake drill program can be found in the table below.

HOLE NUMBER FL11-430
Coordinates (NAD83)		Azimuth	Inclination	Interval		Thickness	Assays
Easting	Northing			From (m)	To (m)		Cu (%)	Ni (%)	Co (%)	Pt (g/t)	Pd (g/t)
604865	6972920	181	-64	104.60	107.55	2.95m	1.07	0.91	0.09	0.14	1.93
				111.50	119.00	7.5m	1.97	0.66	0.08	0.40	1.77
				134.00	140.00	6.0m	0.60	0.13	0.04	0.13	0.40

HOLE NUMBER FL11-432
Coordinates (NAD83)		Azimuth	Inclination	Interval		Thickness	Assays
Easting	Northing			From (m)	To (m)		Cu (%)	Ni (%)	Co (%)	Pt (g/t)	Pd (g/t)
601650	6972775	165.5	-64	1,096.49	1,098.52	2.03m	1.19	0.58	0.07	0.03	1.28
				1,106.45	1,112.10	5.65m	1.23	0.64	0.07	0.32	1.73
				1,118.70	1,124.66	5.96m	1.33	0.73	0.04	0.11	1.86
				1,125.46	1,126.09	0.63m	0.68	0.26	0.03	0.47	4.93
 * Depths are not corrected to true thickness *

The samples were initially shipped to ALS Chemex Laboratory in Yellowknife, NWT where they underwent sample preparation. A 1,000 g sample was then shipped to ALS Chemex Laboratory in Vancouver, BC for multi-element analysis.  Reject material for a minimum of every 10th sample has been sent to SGS Laboratory in Vancouver, BC for multi-element check assays, and all mineralized intervals will be checked by SGS Laboratories in Vancouver.

The Company is still awaiting full assay results from its 2011 drill program at its Stillwater property in Montana.

The technical information in this news release has been reviewed by Ray Irwin, BSc, P.Geo, a Qualified Person in accordance with National Instrument 43-101.

About Starfield

Starfield Resources Inc. is an advanced exploration and development stage company.  The Company's primary asset is its Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada.  Additional assets include a nickel-copper-cobalt-PGE-chrome project in the Stillwater district of Montana with historic copper, nickel, chromite resources (non 43-101 and not to be relied on); the Superior Mine Project formerly referred to as the Moonlight copper project in California with two significant copper prospects, one of which has a historical copper resource; and one gold property in Nevada that is under option to another company.

Starfield has also funded the development of a novel, environmentally friendly and energy efficient hydrometallurgical flow sheet to recover metals from massive sulphides.

Forward-Looking Statements

This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

%CIK: 0001074795

For further information:
André J. Douchane President and CEO 416-860-0400 ext. 222 adouchane@starfieldres.com	Greg Van Staveren Chief Financial Officer 416-860-0400 ext. 223 gvanstaveren@starfieldres.com	Investor Relations 416-860-0400 info@starfieldres.com

www.starfieldres.com
CO: Starfield Resources Inc.

CNW 17:39e 10-NOV-11